SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

____________________________________________
CONSOLIDATED NATURAL GAS COMPANY               :          CERTIFICATE
Pittsburgh, Pennsylvania                       :               of
                                               :          NOTIFICATION
CNG INTERNATIONAL CORPORATION                  :             NO. 5
Reston, Virginia                               :
                                               :         TRANSACTIONS
                                               :         DURING PERIOD
                                               :
                                               :         January 1, 1998
                                               :            through
                                               :         March 31, 1998
                                               :
File No. 70-8759                               :
                                               :
(Public Utility Holding Company Act of 1935)   :
____________________________________________   :

TO THE SECURITIES AND EXCHANGE COMMISSION:

AUTHORIZATIONS

     By order dated May 30, 1996 (HCAR No. 26523), File No. 70-8759, ("May Order") the Securities and Exchange Commission ("SEC") authorized (i) financing by Consolidated Natural Gas Company ("CNG") of its wholly-owned subsidiary, CNG International Corporation, ("CNGI"), (ii) CNGI to directly acquire, or through intermediate subsidiaries indirectly acquire, securities or interests in exempt wholesale generators ("EWGs") outside the United States and foreign utility companies ("FUCOs"), as respectively defined in the Public Utility Holding Company Act of 1935 ("the Act"), and (iii) CNG, CNGI and intermediate subsidiaries to enter into guarantee arrangements, obtain letters of credit, and otherwise provide credit support for the obligations of intermediate subsidiaries and EWGs and FUCOs in which CNGI has a direct or indirect interest, in amounts in the aggregate not to exceed $300 million(1). The May
____________
(1)  All dollar amounts are in U.S. dollars unless otherwise indicated.

Order reserved jurisdiction, pending completion of the record, over (i) investments by CNG and CNGI, of up to $300 million in entities that would engage in a variety of consulting and support services to nonassociates, as well as certain other energy-related businesses in foreign countries, (ii) the provision of credit support by CNG, CNGI and its subsidiaries, aggregating, together with EWG/FUCO credit support, of up to $300 million with nonassociates in connection with consulting, support and energy-related businesses in foreign countries, and (iii) the issuance to nonassociates by CNGI and its subsidiaries of securities that are not exempt from prior SEC review under sections 6(a) and 7 of the Act, among other things.

     By orders dated October 25 1996 (HCAR No. 26595) and November 19, 1996 (HCAR No. 26608), File No. 70-8759, the SEC respectively released jurisdiction over proposed investments of (i) up to $75 million in foreign gas pipeline projects located in Bolivia and Uruguay ("South American Pipeline Projects") and (ii) up to $75 million in three pipeline projects in Australia ("Australian Pipeline Projects"). By order dated February 12, 1998 (HCAR No. 26824), the SEC released jurisdiction over a proposed investment by CNGI of up to $165 million to acquire a one-third interest in the Alinta pipeline ("Alinta Pipeline") being privatized by the government of Western Australia.

     This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the aforesaid orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and such orders.

EWGS AND FUCOS

    The Latin America Energy and Electricity Fund I, L.P.
	______________________________________________________

	Through March 31, 1998, CNGI had invested approximately $7.3 million in The
Latin America Energy and Electricity Fund I, L.P. ("Fund").  The Fund has
to date invested in three FUCOs:  Empresa Distribuidora de Entre Rios, S.A. in
Argentina, Luz del Sur in Peru, and Companhia Forca e Luz in Cataguatesan in
Brazil.

	Camuzzi Gas Pampeana S.A.
	Camuzzi Gas del Sur S.A.
	Empresa Distribuidora de Energia Atlantica S.A.
	_______________________________________________

		Pursuant to a stock purchase agreement dated December 22, 1997, CNGI acquired, for an aggregate of approximately $78 million, 12.5% of the voting shares of Sodigas Pampeana S.A. ("Sodigas"), 12.5% of the voting shares of
Sodigas Sur S.A. ("Sodigas Sur") and 20% of the voting shares of Buenos Aires
Energy Company S.A. ("Baeco").  In March 1998, CNGI purchased, for an aggregate of approximately $45 million, an additional 9.05% each in Sodigas and Sodigas
Sur, and an additional 5% interest in Baeco.  Thus at March 31, 1998, CNGI owned 21.55% of each of Sodigas and Sodigas Sur, and 25% of Baeco.

	Camuzzi Argentina S.A. operates the largest gas distribution concession in Argentina and owns 51% of both Sodigas and Sodigas Sur. Pacific Enterprises owns 21.55% of each of Sodigas and Sodigas Sur. The remaining 5.9% of Sodiga and Sodigas Sur is owned by two international mutual funds, Global Environment Fund and BEA Capital.

 	Sodigas owns 70% of the voting shares of Camuzzi Gas Pampeana S.A. ("Camuzzi Pampeana"). Sodigas Sur owns 90% of the voting shares of Camuzzi Gas del Sur S.A. ("Camuzzi del Sur"). The Argentine government owns 20% of Camuzzi Pampeana. The employees of Camuzzi Pampeana and Camuzzi del Sur each own 10% of their respective companies.

	  Camuzzi Argentina S.A. owns 75% of BAECO. Baeco owns 55% of the voting shares of Inversora Electria de Buenos Aires S.A. ("IEBA"), which in turn owns 90% of Empresa Distribiudora de Energia Atlantica S.A. ("EDEA"). United Utilities International Limited, one of the largest electric distributors in the United Kingdom, owns the remaining 45% of IBEA. The employees of EDEA own the remaining 10% of EDEA.

	Camuzzi Pampeana serves approximately 770,000 customers in Buenos Aires province (but not in the city of Buenos Aires itself). Camuzzi del Sur serves approximately 354,000 customers in Argentina to the south of Buenos Aires. Camuzzi Pampeana and Camuzzi del Sur together sell approximately 335 bcf of natural gas per year. EDEA serves approximately 398,000 electric customers in the province of Buenos Aires, delivering about 1,800 gigawatt-hours a year.

OTHER FOREIGN INVESTMENTS

	South American Pipeline Projects
	________________________________

	No investments have been made in the South American Pipeline Projects. Pursuit of investment in the Bolivian pipeline has been abandoned.

	Australian Pipeline Projects
	____________________________

	 In December of 1996, CNGI acquired, through intermediate subsidiaries, a 30 percent interest in Epic Energy Pty. Ltd. ("Epic"), an Australian corporation. The other shareholders in Epic are Venture Holdings Pty. Ltd., a subsidiary of El Paso International Company (30%); Australian Mutual Provident Society, an Australian insurance company and investment house (10%); Allgas Pipelines Pty. Ltd. ("Allgas"), a gas distribution utility in Brixbane, Queensland (10%); and SAS Trustee Corporation (Axion) and Utilities of
Australia Pty. Limited (Hastings), both Australian investment managers (10% each). On December 19, 1996, Epic purchased the Australian Pipeline Projects' assets, which it operates, maintains and manages.

     The Australian Pipeline Projects' assets are valued at more than $500 million in Australian dollars. The assets include three major long-distance natural gas pipeline systems accessing gas supplies in Australia's Cooper
Basin: (i) a 488 mile pipeline from Moomba (the central supply point of the Cooper Basin) south to the city of Adelaide; (ii) a 44 mile pipeline from

Katnook to markets in South Australia; and (iii) a recently completed, 470 mile pipeline from the Cooper/Eromonga Basin in Southwest Queensland to the city of Wallumbilla, interconnecting with existing pipelines serving the Brisbane and Gladstone markets.

	Alinta Project
	______________

In March 1998, CNGI paid approximately $143 million to acquire its 33.3% equity interest, through intermediate subsidiaries including Epic Energy Australia Trust ("Epic Trust"), in the Alinta Pipeline. The partners in Epic Trust are the same as the shareholders in Epic with the exception of Allgas, which declined to invest in the Alinta Pipeline. Allgas' otherwise 10% share in Epic Trust was acquired pro rata by those investing in the pipeline. The Alinta Pipeline is a 925 mile natural gas pipeline running from Dampier to Bunbury in Western Australia. It transports natural gas from offshore and onshore fields in the northwest of Western Australia, which holds Australia's largest reserves of natural gas. Epic will operate the Alinta Pipeline.

INTER-AFFILIATE TRANSACTIONS INCLUDING FINANCING

     CNGI incorporated CNG Cayman One Ltd and CNG Cayman Two Ltd in the Cayman Islands as wholly-owned intermediate subsidiaries to own all the stock of (i) CNGI Australia Pty Ltd, which directly holds CNGI's 30% interest in Epic, and
(ii) CNG Labuan One Ltd., which directly holds CNGI's 33.3% interest in Epic Trust. CNGI incorporated CNG Cayman Three Ltd. to directly own all the stock acquired in connection with the acquisition of interests in the Argentine FUCOs described above. Combined balance sheet and income statement for the quarter ending December 31, 1997 for CNGI, and these wholly-owned subsidiaries are attached as Exhibit A.

     To date, no guarantees have been issued, by or for the account of CNGI or any of its subsidiaries, with respect to any of the investments authorized in this proceeding.

	On March 24, 1998, CNG purchased 3,000 shares of CNGI common stock, $10,000 par value per share for $30,000,000.  On the same date, CNG loaned $15,150,000 to CNGI and in return therefor received a long-term note from CNGI.  The note carries an interest rate of 6.95% (substantially equal to the effective cost of money to CNG), and matures on November 30, 2027.  The proceeds from the stock sale and borrowing was used by CNGI to acquire the additional interests in the
Argentine FUCOs as described above.

	The maturity date on the $40,000,000 CNGI note disclosed in CNGI's Rule 24 report for the last quarter of 1997 was changed from December 30, 2027 to November 30, 2027 to better coordinate with end-of-month accounting for inter-affiliate financing transactions.

	By order dated July 18, 1997, HCAR No. 26742, CNGI was authorized to participate in the CNG system money pool ("Money Pool"). During the reporting period CNGI made withdrawals of $191,672,000 from, and made contributions of $123,695,000 to, the Money Pool. CNGI's balance in the Money Pool on March 31, 1998 was a net borrowing of $150,220,000.

OTHER MATTERS

     The business of CNGI is to participate in selected projects in international markets in transactions either authorized by Commission order in this proceeding or as permitted by statutory exemption. The proceeds of the above described transactions were used by CNGI in such business.

    Each respective "past tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all transactions authorized under the respective order have been consummated.


                                     CONSOLIDATED NATURAL GAS COMPANY
                                     CNG INTERNATIONAL CORPORATION


                                     By  N. F. Chandler
                                         Their Attorney





May 18, 199

                                                                     EXHIBIT A

CNG International Corporation
Balance Sheet
March 31, 1998 (Unaudited) (1)
                                          CAYMAN      CAYMAN        CAYMAN           CNGI
                             CNGI            1           2             3          AUSTRALIA       ELIMIN.         TOTALS
                         ___________      ______      ______      ___________    ___________   ___________        ______
Assets
______
Property, plant
& equipment
  Total Investment           726,710             0             0            0             0              0       726,710
  Less  Accum. Deprec.   _  (207,500)            0   __________0  ___________             0              0      (207,500)
Net property,
  plant & equipment          519,210             0             0            0             0              0       519,210

Cash                         219,067             0             0            0        43,735              0       262,802
Special deposits                 614             0             0            0             0              0           614
Accounts Receivable            4,615             0             0            0             0              0         4,615
Accts. Rec.-Assoc. Cos.    1,314,473        33,250             0            0           448     (1,348,172)            0

Investments in Subs.     305,695,884    39,440,497             0            0             0   (345,136,381)            0
Other Investments          7,204,315             0   143,226,500  124,310,558    35,550,717              0   310,292,089
Deferred Charges             119,273             0             0            0             0              0       119,273
Deferred Income Taxes        264,250             0   _         0  __________0             0              0       264,250

Total Assets             315,341,700    39,473,748   143,226,500  124,310,558    35,594,899   (346,484,553)  311,462,852
                         ===========    ==========   ===========  ===========    ==========     ==========   ===========

                                                                    EXHIBIT A

                                        CAYMAN      CAYMAN        CAYMAN         CNGI
                           CNGI           1           2              3         AUSTRALIA        ELIMIN.         TOTALS
                          ______        ______      ______      __________     _________      ___________       ______

Stockholders Equity
  & Liabilities
___________________
Capitalization

Common stock          115,550,000     38,731,500             0    68,000,000    38,731,500   (145,463,000)   115,550,000
Retained earnings      (7,318,656)       708,997             0             0    (3,169,403)    (1,417,994)   (11,197,056)

Total stock-
  holder's equity     108,231,344     39,440,497             0    68,000,000    35,562,097   (146,880,994)   104,352,944

Long-term notes
  payable to parent
  company              55,150,000              0             0    55,150,000             0    (55,150,000)    55,150,000

Total capitalization  163,381,344     39,440,497             0   123,150,000    35,562,097   (202,030,994)   159,502,944

Total curr. liabil.   151,929,356         33,250   143,226,500     1,160,558        32,802   (144,453,559)   151,928,908

Deferred credits           31,000              0   _         0             0             0              0         31,000

Total stockholder's
  equity and liabil.  315,341,700     39,473,748   143,226,500   124,310,558    35,594,899   (346,484,553)   311,462,852
                      ===========     ==========   ===========   ===========    ==========     ==========    ===========

(1)	This balance sheet has not been audited by the Company's independent auditors.


                                                                      EXHIBIT A

CNG International Corporation
Income Statement for the Three Months Ending
March 31, 1998 (Unaudited) (1)


                                                  CAYMAN   CAYMAN       CAYMAN          CNGI
                                         CNGI       1        2             3         AUSTRALIA   ELIMIN.      TOTALS
                                      _________  _______   ______     __________     _________  _________    _________

Total operating revenues                 10,230        0        0             0             0           0       10,230
Total operating expenses                775,973        0        0             0             0           0      775,973
                                      _________  _______   ______     __________      _______   _________    _________

Net Operating Income (loss)            (765,744)       0        0             0             0           0     (765,744)

Other income                            942,780  734,311        0             0       721,568  (1,468,623)     930,036
Other income deductions                  30,670        0        0             0       (12,744)          0       17,926
Interest charges                      1,003,223        0        0             0             0           0    1,003,223
                                      _________  _______   ______     __________      _______   _________    _________

    Net income (loss)                  (856,857) 734,311        0             0       734,311  (1,468,623)    (856,857)
                                      =========  =======   ======     ==========      =======   =========    =========

(1)	This income statement has not been audited by the Company's independent auditors.
